UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

China Electric Motor, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

CUSIP

Excel Profit Global Group Limited
13/F., Shum Tower,
268 Des Voeux Road Central
Hong Kong, 999077
0852-31704081
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 (Copy to)
Thomas J. Poletti, Esq.
K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA  90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

May 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	PERSON 1
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Excel Profit Global Group Limited
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) OO
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	14,194,890
	8. Shared Voting Power
	9. Sole Dispositive Power	14,194,890
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,194,890
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 72.4% (1)
	14. Type of Reporting Person (See Instructions) CO

(1) Based on 19,602,222 shares of Common Stock outstanding as of May 6, 2009.

	PERSON 2
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). To Chau Sum
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) OO
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	14,194,890
	8. Shared Voting Power
	9. Sole Dispositive Power	14,194,890
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,194,890
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 72.4% (1)
	14. Type of Reporting Person (See Instructions) IN

(1) Based on 19,602,222 shares of Common Stock outstanding as of May 6, 2009.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of China Electric Motor, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at Sunna Motor Industry Park, Jian’an, Fuyong Hi-Tech Park, Baoan District, Shenzhen, Guangdong, China.

Item 2. Identity and Background

(a)  The name of the reporting person is Excel Profit Global Group Limited and To Chau Sum, the sole shareholder of Excel Profit Global Group Limited (each the “Reporting Person” and together the “Reporting Persons”).
The business address of Excel Profit Global Group Limited is P.O. Box 3152, Road Town, Tortola, British Virgin Islands.  The business address of To Chau Sum is 13/F, Shum Tower , 268 DES  VOEUX, Road Central, HK.

(b)  The Reporting Persons make investments in securities.

(c)  During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)  During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)  Excel Profit Global Group Limited is an entity incorporated in the British Virgin Islands.  Mr. To Chau Sum is a resident of Hong Kong, China.

Item 3. Source and Amount of Funds or Other Consideration

On March 3, 2009, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with Attainment Holdings Limited, a British Virgin Islands corporation (“Attainment”), Attainment’s sole shareholder Excel Profit Global Group Limited (“Excel Profit”) and with respect to certain portions of the agreement, certain designees.   Pursuant to the Exchange Agreement, as amended on May 6, 2009, the Issuer agreed to issued an aggregate of 17,029,630 shares of its common stock to Excel Profit and the designees in exchange for 100% of the issued and outstanding capital stock of Attainment (the “Share Exchange”).

The Share Exchange closed on May 6, 2009.  As the sole shareholder of Attainment, the Reporting Persons received 14,194,890 shares of Common Stock of the Issuer upon the closing of the Share Exchange.  Also on the closing, the Issuer (i) became the 100% parent of Attainment, (ii) assumed the operations of Attainment and its subsidiaries and (iii) changed its name from SRKP 21, Inc. to China Electric Motor, Inc.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Share Exchange Agreement and the amendment to the Share Exchange Agreement, which are incorporated herein by reference, filed as Exhibits 2.1 and 2.1(a), respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009, which is incorporated herein by reference.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Persons, which is hereby incorporated by reference.

(b)  The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Persons, which is hereby incorporated by reference.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2
Share Exchange Agreement, dated as of March 3, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited (“Attainment”), Attainment’s sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference from Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

Exhibit 3
Amendment No. 1 to the Share Exchange Agreement, dated as of May 6, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited (“Attainment”), Attainment’s sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference from Exhibit 2.1(a) to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2009

EXCEL PROFIT GLOBAL GROUP LIMITED

/s/ To Chau Sum
To Chau Sum

TO CHAU SUM

/s/ To Chau Sum
To Chau Sum

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2
Share Exchange Agreement, dated as of March 3, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited (“Attainment”), Attainment’s sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference from Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

Exhibit 3
Amendment No. 1 to the Share Exchange Agreement, dated as of May 6, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited (“Attainment”), Attainment’s sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference from Exhibit 2.1(a) to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in this Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock with a par value $0.0001 per share, of China Electric Motor, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of May 2009.

Excel Profit Global Group Limited

By:  /s/ To Chau Sum
To Chau Sum
Its: Sole Shareholder

To Chau Sum

By:  /s/ To Chau Sum__________________
To Chau Sum, an individual